AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 2009

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                           Tower Financial Corporation

            ---------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value

            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   891769-10-1
                      -------------------------------------
                                 (CUSIP Number)

                                  October 2, 2009

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

           | |      Rule 13d-1 (b)
           |X|      Rule 13d-1 (c)
           | |      Rule 13d-1 (d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  891769-10-1

1        NAME OF REPORTING PERSONS

                  Investors of America, Limited Partnership
                  IRS Identification No. of above

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a)
                                                                  (b)

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Nevada

                                              5     SOLE VOTING POWER
NUMBER OF SHARES                                          73,900
BENEFICIALLY OWNED
BY EACH REPORTING                             6     SHARED VOTING POWER
PERSON WITH                                                 0

                                              7     SOLE DISPOSITIVE POWER
                                                          73,900

                                              8     SHARED DISPOSITIVE POWER
                                                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  73,900

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  1.8%

12       TYPE OF REPORTING PERSON (See Instructions)
                  PN

ITEM 1 (A) NAME OF ISSUER:

       Tower Financial Corporation

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       116 East Berry Street, Fort Wayne, Indiana 46802

ITEM 2 (A) NAME OF PERSON FILING:

       This Schedule 13G is being filed by Investors of America, Limited Partnership (the "Reporting Person").

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

       The address of the principal office is 135 North Meramec, Clayton, MO 63105.

ITEM 2 (C) CITIZENSHIP:

       Investors  of   America,   Limited   Partnership  is  a   Nevada  limited
partnership.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

       This statement relates to Common Shares of the Issuer ("Shares").

ITEM 2 (E) CUSIP NUMBER:  891769-10-1

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR
           13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

       (a) /__/ Broker or dealer registered under Section 15 of the Exchange Act.

       (b) /__/ Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c) /__/ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

       (d) /__/ Investment company registered under Section 8 of the Investment Company Act.

       (e) /__/ An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E).

       (f) /__/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

       (g) /__/ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

       (h) /__/ A savings association as defined in Section 3(b)of the Federal Deposit Insurance Act.

       (i) /__/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

       (j) /__/ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4 OWNERSHIP:

       (a)(b)Amount beneficially owned and Percent of class:

       Investors of America, Limited Partnership - 73,900 (1.8%)

       The Reporting Person has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote of his or her respective shares.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

       No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Person.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

       This item is not applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

       This item is not applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP.

       This item is not applicable.

Item 10:  Certifications.

       (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 12, 2009


                                   INVESTORS OF AMERICA, LIMITED PARTNERSHIP


                                           /s/ James F. Dierberg
                                           -------------------------------------
                                           James F. Dierberg, President of First
                                           Securities America, General Partner